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SEC 14047106 MISSION

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SEC FILE NUMBER
8-14903

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Belvedere Place, Suite 350
(No. and Street)

Mill Valley (City) California (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 1300 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Bruce J. Raabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins & Company, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of MARIN

NICOLE P. MURPHY
Commission # 2014470
Notary Public - California
Marin County
My Comm. Expires Mar 24, 2017

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 26 (Date) day of February (Month) 20 14 (Year),
by

(1) BRUCE RAABE, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______, (Name of Signer)

proved to me on the basis of satisfactory evidence to be ~~the person~~ who appeared before me.)

Signature ______ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Statement of Financial Condition & Supplementary Information

Document Date: 12/31/2013 Number of Pages: 13

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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Collins & Company, LLC
(SEC ID. No. 8-14903)

Statement of Financial Condition and Supplementary Information

December 31, 2013

Public Document

* * * * *

COLLINS & COMPANY, LLC

CONTENTS

BPM
BURR PILGER MAYER
600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Collins & Company, LLC:

We have audited the accompanying statement of financial condition of Collins & Company, LLC (the Company), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Collins & Company, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 26, 2014

COLLINS & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$	1,109,627
Accounts receivable		891,725
Fixed assets, net of accumulated depreciation		23,475
Prepaid and other assets		113,443
Total assets	$	2,138,270

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	153,883
Members' capital		1,984,387
Total liabilities and members' capital	$	2,138,270

The accompanying notes are an integral
part of this financial statement.

COLLINS & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2013

---

1. Organization and Nature of Business

Collins & Company, LLC (the Company), a San Francisco Bay Area wealth management firm, was initially formed in 1969 under the name of Collins & Co. On July 7, 1999, the Company began operating under the name of Collins & Company, LLC. Effective March 7, 2006, the New York Stock Exchange Group acquired the Company's membership, and the Company ceased operating as a New York Stock Exchange member organization.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. In addition, as an introducing member, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered advisor in accordance with the Investment Advisors Act of 1940.

In accordance with the Company's operating agreement, the Company will continue in existence until the first of the following occurs: December 31, 2050; Majority vote of the members to dissolve the company; Sale or other disposition of all or substantially all of the assets and properties of the Company and distribution to the members of the proceeds of the sale or other disposition; or Death, withdrawal, expulsion, bankruptcy, or dissolution of a member, unless the business of the Company is continued by a vote of all the remaining members within ninety days of the happening event. Effective December 31, 2013, a member (former member) elected to withdraw as a member of the Company. Subsequent to the withdrawal and pursuant to the provisions in the operating agreement, the sole remaining member (continuing member) elected to continue the business and operations of the Company under the terms of the existing operating agreement.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from Securities and Exchange Commission (SEC) Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America (U.S. GAAP). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash includes demand deposit accounts and money market investments, which have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

Continued

2. Summary of Significant Accounting Policies, continued

Accounts Receivable

Accounts receivable consist primarily of revenues generated through management fees. No allowance was deemed necessary as of December 31, 2013.

Fixed Assets

Depreciation of furniture and equipment is provided on straight-line basis over estimated useful lives of three to seven years. Depreciation of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. All items of taxable income, deductions, gains and losses from the Company are passed through to the respective members and reported in the members/ income tax returns. Taxes and fees are imposed on the entity by the State of California for franchise taxes and gross receipts fees. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2013 the tax years that remain subject to examination by the federal and state jurisdictions under the statute of limitations are 2010, 2011, and 2012.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, *Income Taxes.* Management has concluded there are no uncertain tax positions at December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues at the date of the financial statements and expenses during the reporting period. Actual results could differ from those estimates.

3. Members' Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member of the Company.

The net income or losses of the Company are allocated in accordance with each member's respective ownership interest. For the year ended December 31, 2013, distributions from the Company were made in accordance with the Amended Limited Liability Company Agreement dated December 31, 2010.

Continued

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2013, the Company had net regulatory capital of $1,860,902, which was $1,850,643 in excess of its minimum required net capital of $10,259. The Company's ratio of aggregate indebtedness to net capital was 0.083 to 1.0 as of December 31, 2013.

5. Fixed Assets and Lease Obligations

As of December 31, 2013, fixed assets consisted of the following:

Furniture and equipment	$ 50,314
	50,314
Less accumulated depreciation	(26,839)
	$ 23,475

The Company entered into a lease agreement on November 6, 2013 that became effective January 1, 2014. Rent increases are based on amounts stated in the Lease for a 60 month term.

Minimum future rental payments as of December 31, 2013, are as follows:

2014	$ 92,845
2015	103,260
2016	105,415
2017	107,570
2018	109,725
Thereafter	9,159
Total minimum future rental payments	$ 527,974

6. Concentration of Credit Risk for Cash Held in Bank

The Company maintains a demand deposit with a commercial bank. During the normal course of business, the Company maintains cash balances that exceed the Federal Deposit Insurance Corporation (FDIC) limits.

Continued

6. Concentration of Credit Risk for Cash Held in Bank, continued

The Company also maintains a money market account with a clearing firm who is a member of the Financial Industry Regulatory Authority. The money market account is considered to be a security and as such is insured for losses due to theft or fraud by the Securities Investor Protection Corporation for balances up to $500,000. The clearing firm carries supplemental insurance, which results in coverage necessary to cover the remaining net asset value of the account in the event of losses due to theft or fraud. At December 31, 2013, the Company had no uninsured money market account balance.

7. Defined Contribution Plan

The Company provides a defined contribution retirement plan that covers all employees and members with three or more years of service. The contribution rate is discretionary and ranges from zero to 25 percent of eligible wages up to $200,000. In no event can the funding exceed $50,000 for each employee. The Company elected not to make a contribution for the year ended December 31, 2013.

8. Subsequent Events

As described in Note 1, the former member of the Company withdrew as a member of the Company effective December 31, 2013. Pursuant to terms specified in the operating agreement, the continuing member made payments to the former member totaling $500,000 in 2014 as payment for the former member's original capital contribution. Final profits and losses will be paid to the former member by June 2014.

The Company evaluated subsequent events for recognition and disclosure through February 26, 2014, the date which these financial statements were available to be issued. Other than the item described above, no material subsequent events have occurred through February 26, 2014 that would require recognition or disclosure in the financial statements.

Supplementary Information

BPM
BURR PILGER MAYER
600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Collins & Company, LLC:

In planning and performing our audit of the financial statement of Collins & Company, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 26, 2014